ORKLA
www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

Trade subject to notification – Peter Ruzicka

Company closely associated with Peter Ruzicka, member of the Board of Orkla ASA, has today bought 100 000 shares in Orkla ASA at an average share price of NOK 72.45.

After this transaction, Peter Ruzicka and his close associates own 400 000 shares in Orkla ASA.

Orkla ASA
Oslo, 28 May 2008

Contact:
Rune Helland, SVP Orkla Investor Relations,
Tel: +47 2254 4455

ORKLA
www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

Trade subject to notification

On 26 May 2008, in connection with Orkla's option programme, 15 000 options were exercised at a strike price of NOK 40.47 per share.

A total of 11 042 170 options in Orkla have currently been issued. Moreover, Orkla has an exposure through a cash-settled financial derivative of 1 400 000 underlying shares in the hedge-position related to the remaining 676 500 synthetic options of the cash bonus programme.

Orkla holds 21 972 390 treasury shares.

Orkla ASA,
Oslo, 27 May 2008

Contact:
Rune Helland, SVP Orkla Investor Relations,
Tel.: +47 22 54 44 11

Lars Røsæg, Orkla Investor Relations.
Tel.: +47 22 54 44 26

ORKLA
www.orkla.com
P.O.Box 423 Skøyen, N-0213 Oslo, Norway Tel: +47-2254 4000 E-mail: info@orkla.no

RECEIVED
2008 JUN 10 A 5:22

Trade subject to notification – Åse Aulie Michelet

Åse Aulie Michelet, member of the Board of Orkla ASA, has on 23 May 2008 bought 6 000 shares in Orkla ASA at an average share price of NOK 77.20.

After this transaction, Åse Aulie Michelet and her close associates own 8 500 shares in Orkla ASA.

Orkla ASA
Oslo, 26 May 2008

Contact:
Lars Røsæg, Orkla Investor Relations,
Tel: +47 2254 4426

END